Exhibit 3.2

Marked Changes to Amended Section of

Amended and Restated Bylaws of EQT Corporation

Section 3.07      No Director of this Company shall be permitted to serve in that capacity after the date of the annual meeting of shareholders next following his or her seventy-fourth (74th) birthday; provided, however, that any Director who is a Company Designee (as defined in Section 1.7 of that certain Agreement and Plan of Merger, dated as of March 10, 2024, by and among the Company, Humpty Merger Sub Inc., Humpty Merger Sub LLC, and Equitrans Midstream Corporation (as may be amended from time to time, the “Merger Agreement”)) shall be exempt from the foregoing prohibition until the date of the second annual meeting of shareholders following the Effective Time (as defined in the Merger Agreement). In order for any officer to become a nominee for election by the shareholders as a Director of the Company, such officer must have submitted to the Board of Directors prior to the time of such officer’s nomination an irrevocable resignation from the Board to take effect upon the termination of his or her employment as an officer of the Company, which resignation the Board shall have the discretion to determine whether to accept or reject, without the participation of the Director whose resignation is under consideration.